Aquila Solutions, LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Paypal CC Fee	313.20
*Unknown Income	7,179.53
Uncategorized Income	1,913.52
Interest Income	32.85
Consulting Income	846,986.12
Total Income	856,425.22
Cost of Goods Sold	
Subcontracted Services	44.00
Total COGS	44.00
Gross Profit	856,381.22
Expense	
Health Insurance	
Trask, Forrest	917.83
Health Insurance - Other	1,238.74
Total Health Insurance	2,156.57
Meals and Entertainment	4,761.97
Small Business Admin	-47,100.00
Payroll Expenses	131,048.96
Payroll	
SALARY	67,083.32
REGULAR	10,991.95
BONUS$	212.00
CO 401K	1,704.17
CO UNEM-	1,076.42
FUTA	353.14
CO FICA	4,909.86
CO MEDC	1,148.29
GA ADMIN A	40.12
Payroll - Other	435,797.71
Total Payroll	523,316.98
Software - Expense	61,005.78
Meetings	1,120.59
IT	10,882.73
Marketing	
Travel Expenses	10,115.12
Postage	17.97
Materials	2,322.13
Advertising	442.29
Conference	12,695.21
Marketing - Other	8,027.72
Total Marketing	33,620.44
Human Resource	321.71
Uncategorized Expenses	-0.10
Taxes Paid	
IRS	269,757.00
Georgia	55,425.00
Taxes Paid - Other	239.00
Total Taxes Paid	325,421.00
Accounting	950.00

Aquila Solutions, LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Advertising and Promotion	
Web site	636.68
Advertising and Promotion - Other	1,003.77
Total Advertising and Promotion	1,640.45
Bank Service Charges	
Paypal Service Fees	-27.00
Bank Service Charges - Other	1,735.44
Total Bank Service Charges	1,708.44
Computer and Internet Expenses	
Internet Service	3,523.00
Computer and Internet Expenses - O...	22,634.22
Total Computer and Internet Expenses	26,157.22
Continuing Education	95.00
Dues and Subscriptions	9.69
Insurance Expense	1,805.50
Interest Expense	-21.56
Janitorial Expense	13,000.00
Miscellaneous Expense	78.35
Office Supplies	8,216.57
Postage and Delivery	44.49
Professional Fees	71,868.11
Rent Expense	31,944.00
Taxes - Property	
Licenses	180.00
Total Taxes - Property	180.00
Telephone Expense	3,378.95
Travel Expense	1,121.56
Utilities	4,234.28
Total Expense	1,212,967.68
Net Ordinary Income	-356,586.46
Other Income/Expense	
Other Expense	
Ask My Accountant	15,235.83
Total Other Expense	15,235.83
Net Other Income	-15,235.83
Net Income	**-371,822.29**

Aquila Solutions, LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Financial Accounts	
Truist	
Tax Savings	2,016.21
Main Checking	46,073.62
Main Savings	110,494.05
Total Truist	158,583.88
Sharebuilder - Money Mar...	2.38
Financial Accounts - Other	1.29
Total Financial Accounts	158,587.55
Total Checking/Savings	158,587.55
Accounts Receivable	
Accounts Receivable	146,452.87
Total Accounts Receivable	146,452.87
Other Current Assets	
Undeposited Funds	4,780.00
Total Other Current Assets	4,780.00
Total Current Assets	309,820.42
Fixed Assets	
Accumulated Depreciation	-38,985.42
Furniture and Equipment	38,985.42
Total Fixed Assets	0.00
Other Assets	
Project Managment	480.00
Total Other Assets	480.00
TOTAL ASSETS	**310,300.42**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-0.82
Total Accounts Payable	-0.82
Other Current Liabilities	
Payroll Liabilities	
SMPLIRA	2,699.99
Ga Unemployment Tax	-2,909.00
Payroll Liabilities - Other	2,051.00
Total Payroll Liabilities	1,841.99
Total Other Current Liabilities	1,841.99
Total Current Liabilities	1,841.17
Total Liabilities	1,841.17

Aquila Solutions, LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Equity	
Paid-in-Capital	26,090.03
Members Draw	-424,494.98
Members Equity	1,082,714.49
Owners Equity (Personal Mon...	-4,028.00
Net Income	-371,822.29
Total Equity	308,459.25
TOTAL LIABILITIES & EQUITY	**310,300.42**

Aquila Solutions, LLC
Statement of Cash Flows
January through December 2021

	Jan - Dec ...
OPERATING ACTIVITIES	
Net Income	-371,822.29
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-13,535.87
Accounts Payable	-13.07
Payroll Protection Loan	-47,100.00
Payroll Liabilities	2,051.00
Payroll Liabilities:SMPLIRA	2,008.34
Payroll Liabilities:Ga Unemployment ...	-2,909.00
Net cash provided by Operating Activities	-431,320.89
INVESTING ACTIVITIES	
Project Managment	-480.00
Net cash provided by Investing Activities	-480.00
FINANCING ACTIVITIES	
Members Draw	-270,355.33
Owners Equity (Personal Money)	-4,028.00
Net cash provided by Financing Activities	-274,383.33
Net cash increase for period	-706,184.22
Cash at beginning of period	869,551.77
Cash at end of period	**163,367.55**